October 11, 2005

Jason Niethamer
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	Dassault Systèmes, S.A. Form 20-F for Fiscal Year ended December 31, 2004 Filed June 28, 2005 File No. 000-28578

Dear Mr. Niethamer:

        This letter sets forth the responses of Dassault Systèmes to the comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 16, 2005 (the “Comment Letter”). The responses set forth below are numbered to correspond to the comments in the Comment Letter.

Revenue Recognition, page F-8

1.     We note that product development revenue relates to the development of additional functionalities of standard products requested by clients. Tell us more about the nature of the services provided. Specifically indicate whether the services involve significant modification or customization. In addition, tell us whether the product development services are essential to the functionality of your products. Tell us how you considered paragraphs 63 through 71 of SOP 97-2 in your accounting for contracts that involve product development services.

        Product development services are not sold in combination with or as part of a licensing agreement. Accordingly, paragraphs 63 through 71 of SOP 97-2 are not applicable to our development arrangements.

        Product development revenue represents arrangements with customers to expedite the development of new products or additional functionalities to our existing products. The only customer deliverable is the right to use the new functionalities or products for evaluation purposes during the development period (to the extent the functionalities or products are operable). The customer also has the ability to provide input into the development process. Once developed, the new functionalities are included within our standard product offerings. Upon release, should the customer wish to use the product incorporating the development work, it will have to license it from our authorized distributors under their normal terms and conditions.

        Under these arrangements, the customer is not entitled to (i) royalties on our future sales of the functionalities or products, (ii) discounts on the purchase of the functionalities or products developed under the arrangement or (iii) a non-exclusive license or sublicense at no additional charge.

        In accordance with paragraph 73 of SOP 97-2, as the technological feasibility of the functionalities or products has not been established prior to entering into these arrangements, Statement of Financial Accounting Standards (“SFAS”) 68, “Research and Development Arrangements” applies. These arrangements do not contain any repayment provisions and are considered obligations to perform contractual services. Accordingly, we recognize revenue as the services are performed.

        For the years ended December 31, 2004, 2003 and 2002, revenues under such arrangements were €15.6 million, €6.5 million and €2.7 million, respectively.

2.     Your revenue recognition policy disclosure indicates that under your marketing and distribution agreement with IBM, license royalties are recognized upfront while Postcontract Customer Support (“PCS”) royalties are recognized over the support period. Tell us how you allocate the fee for multiple element arrangements that include both license and PCS. Cite the authoritative literature relied upon in your accounting.

        For arrangements other than our marketing and distribution agreement with IBM, which is discussed in our response to question 3 below, we recognize revenue associated with multiple element arrangements in accordance with the provisions of AICPA Statement of Position (SOP) 97-2, “Software Revenue Recognition,” paragraphs 10-12, as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” Specifically, revenue from multiple-element arrangements, which are typically comprised of new software licenses and maintenance agreements, is allocated to each element in the arrangement primarily using the residual method. This allocation is based upon the fair value of the undelivered elements (generally maintenance), which is specific to us (vendor-specific objective evidence of fair value or “VSOE”). Discounts, if any, are applied to the delivered elements (generally software licenses) under the residual method. For maintenance, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. If VSOE of one or more undelivered elements cannot be established, the entire amount of revenue from the arrangement is deferred and recognized when delivery of those elements occurs (i.e. ratably over the maintenance period) or when VSOE can be established.

3.     We note that you provide maintenance to IBM, provide training to IBM employees, participate in marketing arrangements with IBM, and are involved in other product development initiatives with IBM. Explain to us how you account for and classify fees earned or amounts incurred for these arrangements with IBM. Cite the authoritative literature relied upon in your accounting.

        Background Information: We entered into a marketing and distribution agreement with IBM (the “Agreement”), whereby IBM obtains the right to resell our software products.

        The Agreement requires us to:

•	Provide Level 2 maintenance support, which is provided directly to IBM only. Level 1 maintenance support is provided by IBM to all of its end-users. We do not interact or provide support directly to IBM end-users.

•	Provide an undefined amount of training to IBM employees throughout the term of the Agreement. This training is typically provided at or near the release date of our new product offerings.

•	Contribute to IBM's marketing activities, which relate to our products in a percentage of Agreement revenue agreed upon annually with IBM. We must also contribute to certain pre-sale activities and have representatives participate in worldwide marketing meetings.

•	Provide input into IBM's product development initiatives, as requested. Likewise, IBM provides input into our product development initiatives.

        IBM sells the software to end user customers and charges an initial upfront fee for the software license (“PLC”) and ongoing renewal fees paid on an annual basis (“ALC”). The ALC fee is generally about 15% of the PLC. When IBM sells the software to the end user, IBM is the principal in the transaction. We are in no way obligated under the arrangement with the end customer.

        The Agreement does not provide for a fixed fee. As compensation for the above deliverables, we are generally entitled to 50% of the revenue IBM receives for the sublicense (which includes PCS) provided to the end-users. The Agreement states that the royalties owed to us “accrue” as revenue from sublicenses is recognized and reported by IBM.

        Revenue Recognition: We recognize royalty revenue when IBM becomes obligated to pay under the terms of the Agreement (e.g. when recognized and reported by IBM). This method of recognition is a sell-through method. That is, we do not recognize any revenue on the products or services that are delivered to IBM until IBM delivers the products and services to end-users. License revenue is recognized when IBM licenses the software to end-users and recognizes the revenue and reports the sales to us; PCS revenue is recognized as IBM provides PCS to the end-users and reports the royalties to us (i.e., as they are earned over the PCS period). None of the royalties collected are prepayments for future products or services; subsequent products or services delivered are covered by subsequent royalty payments. It is possible that when the agreement is terminated, some future service may still be required. However, the agreement also requires IBM to continue to pay royalties for any additional sales of product or PCS. Therefore, while some product or service may be provided, IBM would be unable to benefit without being obligated to make additional royalty payments.

        From our perspective, the earnings process is complete on the products and services we are obligated to provide before revenue is recognized.

        Under the Agreement, the arrangement fee is not fixed or determinable until the Agreement terminates because the fee is variable and is contingent on IBM’s transactions with end-users. Paragraph 26 of AICPA Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” states, in part:

        “A software licensing fee is not fixed or determinable if the amount is based on the number of units distributed or copied, or the expected number of users of the product. Revenue recognition for variable-pricing arrangements is discussed in paragraphs 43-47 of this SOP.”

        Paragraphs 43-47 are not on point to our arrangement with IBM because they address fixed fee arrangements that provide customers with the right to reproduce or obtain copies at a specified price per copy of two or more software products up to the total amount of the fixed fee. Those paragraphs also do not address variable pricing in an arrangement that includes PCS.

        Paragraph 67 of SOP 97-2 addresses circumstances in which products and services are provided and vendor specific objective evidence (“VSOE”) of fair value of the elements does not exist. Paragraph 67 states that the entire arrangement fee (again, assuming that the entire arrangement fee is fixed) should be recognized as the services are performed. It further states that if “no pattern of performance is discernible, the entire arrangement fee should be recognized on a straight-line basis over the period during which the services are performed.” In our case the arrangement fee is not fixed, but revenue is being recognized over the term of the arrangement based on the performance of the reseller, which occurs after the performance by the vendor.

        We believe that the terms of the Agreement are most analogous to Scenario No. 3 of AICPA Technical Practice Aid (“TPA”) 5100.76, “Fair Value in Multiple-Element Arrangements That Include Contingent Usage-Based Fees and Software Revenue Recognition.” Scenario No. 3 describes an arrangement that provides for a perpetual license solely in exchange for contingent usage-based fees determined monthly or quarterly and due shortly thereafter. PCS is provided at no additional stated charge. The TPA states that:

        “The usage-based fee represents payment for both the perpetual license right and PCS. However, that fee becomes fixed or determinable only at the time actual usage occurs. Therefore, revenue should be recognized at the time a reliable estimate can be made of the actual usage that has occurred, provided collectibility is probable.”

        Note that although the vendor in scenario 3 of the TPA would still be obligated to provide PCS, no deferral of revenue is required. In our case, we rely on IBM’s report of revenue as a basis for determining when royalties have been earned and do not defer revenue for future services. Similar to usage-based fees, IBM will compensate us for past products and services provided when it sells those products and services to its end user customers.

        Except for SOP 97-2, we do not believe there is accounting literature within accounting principles generally accepted in the United States that is directly on point with the Agreement regarding the recognition of royalties. However, paragraph 30 of International Accounting Standard (“IAS”) No. 18 states in part that “royalties should be recognized on an accrual basis in accordance with the substance of the relevant agreement.”

        Paragraph 33 of IAS No. 18 states: “Royalties accrue in accordance with the terms of the relevant agreement and are usually recognized on that basis unless, having regard to the substance of the agreement, it is more appropriate to recognize revenue on some other systematic and rational basis.”

        We believe that the above literature supports recognition of revenues under a royalty or sell-through basis.

        Expense Recognition: As noted by the Staff, we provide certain services and participate in certain activities under the terms of the Agreement, as discussed below. All costs associated with such services and activities are expensed as incurred.

•	Maintenance costs. Under the Agreement, IBM provides Level 1 maintenance to the end-users. Consequently, the majority of the costs relating to maintenance are incurred by IBM. In addition, the majority of bugs are corrected through functionality enhancements that are included in new releases or service packs (as opposed to delivering bug fixes to customers). New releases and service packs are sold to new and existing customers and are made available to existing customers under maintenance.

•	Training costs associated with IBM employees. As noted above, this training is typically provided at or near the release date of our new product offerings.

•	Marketing activities. We are committed to participate in marketing campaigns with IBM for the promotion of our products for a percentage of Agreement revenue agreed upon annually with IBM. The costs relating to these activities are paid directly to third-party providers and represent our direct marketing costs (as opposed to amounts that are withheld in a "coop-type" advertising program) for which we receive an identifiable benefit (advertising) and for which fair value is known (amount directly expended by us).

•	Product development activities. Product development initiatives per the Agreement involve two activities: (1) receiving feedback from IBM on our products that are covered by the Agreement in terms of quality, performance and functionality expected by customers, as well as feedback which may assist us in keeping pace with the evolution of our market; and (2) providing feedback to IBM on their software and hardware to help optimize the performance of our products when used in combination with IBM products. We have no commitment to IBM to develop specific functionalities, nor does IBM have any commitment to enhance their products.

Note – R. Scope of consolidation, Page F-40

4.     We note your less than wholly-owned consolidated subsidiaries listed within your filing. Provide us with an analysis of the amount of minority interest in these consolidated subsidiaries for each of the periods presented. Furthermore, tell us where the minority interests are presented within your consolidated financial statements.

        We record the minority interest in our consolidated statements of income within the caption “Financial revenue and other, net” and in our consolidated balance sheets within the caption “Deferred tax liabilities and other”. Such amounts have not been presented separately as they are considered immaterial for separate disclosure as shown in the table below (in thousands):

	2004	2003	2002
Minority interest income	€178	€1,133	€497
Operating income	€229,791	€212,739	€203,032
Net income	€156,418	€135,419	€126,415

Minority interest	€4,039	€3,113
Total Liabilities	€339,902	€306,812
Total Shareholders' Equity	€759,249	€657,678

*    *    *

        In response to the Commission’s comments, we hereby acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We trust that these responses adequately address your questions. If you have any questions regarding these matters, please do not hesitate to contact me at +33 1 40 99 40 99.

Sincerely,

Dassault Systèmes S.A.

By:  .  /s/ Thibault de Tersant
Name: Thibault de Tersant
Title:   Executive Vice President,
            Finance and Administration